Exhibit 99.2

DHT Statement Relating to October 10, 2025 China Ministry of Transport Announcement

HAMILTON, BERMUDA, October 13, 2025 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today made the following statement in reference to the announcement on October 10, 2025 by the Ministry of Transport in China relating the collection of special port fees from US-linked vessels.

Each vessel in the Company’s fleet is directly owned by a non-U.S. entity, was built in a non-U.S. jurisdiction, does not fly the U.S. flag and is operated from management companies in Monaco, Norway, Singapore and India. DHT, the ultimate parent company of all vessels belonging to the fleet, is a publicly traded company incorporated under the laws of the Marshall Islands and headquartered in Bermuda, with management functions split between Monaco, Norway and Singapore. Additionally, U.S. nationals only represent 20% of the composition of the Board of Directors of the Company (one out of five directors).

As is typical for publicly traded companies, the Company’s shareholder base is broad. The Company generally learns the identity of its beneficial owners through public beneficial ownership reports, which are required for any persons with more than 5% ownership of the Company’s common shares, or voluntary disclosures by holders. Beyond these sources, DHT cannot accurately verify the ownership of individual shareholders as the vast majority of shareholders are represented by custodians, brokers and hold their shares through broker “street names”. Furthermore, a large financial services firm that acts as an investment manager and intermediary via its mutual funds and ETF products, can manage funds from a broad base of investors, including non-U.S. investors or fund of funds. As such, DHT does not have the ability to verify the nationality of the ultimate beneficial owners of shares held.

Based on the information publicly available to the Company, including beneficial ownership reports filed as of today, the Company is not aware of U.S. shareholders or reporting groups that have disclosed ownership in, or control over, directly or indirectly, 25% or more of DHT’s issued and outstanding shares or voting rights in the aggregate. The latest beneficial ownership reports indicate that there are two U.S. entities that hold more than 5% of DHT’s issued and outstanding shares or voting rights (Dimensional Fund Advisors LP (at approximately 7.2%) and FMR LLC (at approximately 15.1%)); however, the ownership of these two entities, when aggregated, still falls below 25% of DHT’s issued and outstanding shares or voting rights. In addition, there can be no assurances that the ultimate beneficial owners of the shares held by these two holders are U.S. persons.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Monaco, Norway, Singapore, and India. You may recognize us by our renowned business approach as an experienced organization with focus on first rate operations and customer service; our quality ships; our prudent capital structure that promotes staying power through the business cycles; our fleet employment with a combination of market exposure and fixed income contracts; our disciplined capital allocation strategy through cash dividends, investments in vessels, debt prepayments and share buybacks; and our transparent corporate structure maintaining a high level of integrity and corporate governance. For further information please visit www.dhtankers.com.

Forward Looking Statements
This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the SEC on March 20, 2025.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

Contact:
Laila C. Halvorsen, CFO
Phone: +1 441 295 1422 and +47 984 39 935
E-mail: lch@dhtankers.com